Contact

www.linkedin.com/in/siva-annadi-6b1b3112 (LinkedIn)

Top Skills

Financial Analysis
ERP Software
Forecasting

Languages

English (Native or Bilingual)
Hindi (Professional Working)
Tamil (Full Professional)

Siva Annadi

President at SPA Associates
Troy, Michigan, United States

Summary

President and CEO of SPA Associates, a Financial Services and Accounting firm serving over 1,200 clients in the Greater Detroit Area.

Experienced Certified Public Accountant with a demonstrated history of working in the information technology and service industries. Graduate of AICPA.

Experience

SPA Associates
President & CEO
January 2018 - Present (6 years 4 months)
Troy, Michigan

- Provide accounting, payroll, small business startup, and financial analysis services to individual and small business clients
- Serve over 1,200 clients in the Greater Detroit Area
- Conduct audits, financial forecasts, reviews, and all finance and accounting documentation
- www.spaassoc.com

Technosoft Corp.
Senior Manager Finance
August 2005 - January 2018 (12 years 6 months)
Southfield MI

- Responsible for compilation of Quarterly Financial Statements with disclosures
- Responsible for consolidation of Financial statements with five subsidiaries
- Actively involved in Transfer Pricing strategies for the preparation of consolidated financial statements
- Involved in analysis and interpretation of R&D Credits and capitalization of Software development costs

- Responsibilities include development, analysis and interpretation of statistical and accounting information in order to appraise operating results in terms of profitability.
- Analyzing the performance against budget bearing on the fiscal soundness and operating effectiveness on the organization
- Financial information reporting and analysis would include cost allocation, generation the revenue cycle reports and conduct internal audits and review operating results with budgets
- Responsible to schedule meetings with department heads and provide recommendations based on operations results
- Preparing reports that outlines the company's financial position in the areas of income, expenses and earnings based on past, present and future operations
- Managing the team of 25 Professionals in the US and abroad (India)   for a company size of 150Million Sales.
- Managing the payroll for 1000 employees
- Independently manage the filing of tax returns and providing recommendations for State tax allocations for 30 states and advice management on Tax planning
- Conduct and consolidate variance analysis to understand the business drivers and identify potential issues and opportunities

Ranal
Senior Accountant
March 2003 - July 2005 (2 years 5 months)
Auburn Hills, MI

- Responsibilities include handling the credit & collections, payroll and accounts payable functions along with month end closings, accounts analysis and preparation of financial statements in a multi-entity environment
- Actively involved in projects accounting
- Handling the cash flow analysis on projects,
- Performing cost computations and making recommendations on quotes to sales.
- Managed the accounting of the global general ledgers of the company-U. S, Canada &India
- Ensured compliance with Global accounting policies and procedures
- Managed periodic preparation and review processes of Company-wide and Corporate account reconciliation's
- Actively involved in handling phone inquiries into customer payment status and due dates

- Responsible for payroll administration

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Education

AICPA
CPA · (2015 - 2016)

Walsh College of Accountancy and Business Administration
Master of Science (MS), Accounting, 24 Credits Completed · (2004 - 2007)

University of Madras
Master of Business Administration (MBA), Finance · (1990 - 1992)

University of Madras
Bachelor of Business Administration (B.B.A.), Accounting · (1987 - 1990)